Filed Pursuant To Rule 433(d)
Registration Statement No.333-131369

RICI — Metals ELEMENTS Exchange-Traded Notes

Linked to

The Rogers International Commodity Index®—Metals Total ReturnSM (RICI® — Metals ELEMENTS)

RICI®-Metals ELEMENTS are designed to track the performance of the Rogers International Commodity Index® — Metals Total ReturnSM (RICI-Metals Index). RICI-Metals ELEMENTS are intended to provide investors with exposure to commodities in the metals sub-sector.

ELEMENTSSM Linked to the Rogers International
Commodity Index — Metals Total Return
(RICI-Metals ELEMENTS)
Ticker	RJZ
Intraday Indicative	RJZIV
Value Ticker
Bloomberg RICI-Metals	ROGRIMTR
Index Ticker
Exchange	American Stock Exchange®
Investment Minimum	None
Annual Investor Fee	0.75%
CUSIP Number	870297405

Issuer: Swedish Export Credit Corporation - AA+/Aa1

Swedish Export Credit Corporation (SEK) provides access to financial solutions for export and infrastructure. The main businesses include export credits, lending, structured financing, project financing, leasing, capital markets products, and financial advisory services. SEK was founded in 1962 and is owned by the Swedish state.

Index: Rogers International Commodity Index — Metals Total Return (RICI-Metals Index)

The RICI-Metals Index is an index of 10 metals commodity futures contracts, representing commodities consumed in the global economy. The RICI-Metals Index is a composite, United States dollar-based total return index that reflects the return on a fully collateralized investment in the index components. A sub-index of the Rogers International Commodity Index — Total Return (RICI — Total Return Index), the RICI-Metals Index aims to be an effective measure of the price action of raw metals materials not just in the United States but around the world. The RICI-Metals Index was launched by James B. Rogers, Jr. on July 31, 1998 and is published under the symbol ROGRIMTR on Bloomberg.

RICI-Metals Index Weighting and Rebalancing

The RICI-Metals Index’s weightings attempt to balance consumption patterns worldwide (in developed and developing countries) and specific contract liquidity. Below is a current list of the futures contracts (Index Components) comprising the RICI-Metals Index as well as their respective initial weightings. The initial weightings are the weights of each constituent commodity in the RICI-Metals Index set on April 5, 2007.

The Rogers International Commodity Index — Total Return Index is overseen and managed by a committee (RICI Committee). Jim Rogers chairs the RICI Committee and controls its decisions. The Rogers International Commodity Index Committee reviews the selection and weighting of the futures contracts in the RICI — Total Return Index and the RICI-Metals Index annually.Weights are assigned during each month of December for the following year, if necessary. The RICI-Metals Index is rebalanced monthly during each roll period towards its initial weights.

Being a sub-index of the RICI — Total Return Index, the exact weighting of each of the RICI-Metals Index Components is the weight of such index component in the RICI — Total Return Index divided by the weight of the Metals segment in the RICI — Total Return Index (21.10%).

Historical Performance of the RICI-Metals Index

The following chart provides a comparison of performance of the RICI-Metals Index and the RICI — Total Return Index for a period beginning September 30, 1998 through September 28, 2007. Both indices are rebased to 100 on September 30, 1998. The historical RICI-Metals Index levels do not give an indication of future performance of the RICI-Metals Index. There can be no assurance that the future performance of the RICI-Metals Index or the Index Components will result in holders of the securities receiving a positive return on their investment.

What Are Some of the Risks of RICI-Metals RICI-Metals ELEMENTS?

An investment in RICI-Metals ELEMENTS involves risks. Some of these risks are summarized here, but you are urged to read the further and more detailed explanation of risks in “Risk Factors” in the pricing supplement.

1.              No Principal Protection — If the value of the RICI-Metals Index decreases, or does not increase by an amount greater than the aggregate investor fee applicable to your RICI-Metals ELEMENTS, you will receive less than your original investment.

2.              Commodity Market and Index Risk — The return on RICI-Metals ELEMENTS is linked to the performance of the RICI-Metals Index which, in turn, is linked to the prices of the Index Components. Commodity futures prices may change unpredictably, affecting the value of the Index Components and, consequently, the value of your RICI-Metals ELEMENTS in unforeseeable ways. The index publisher may suspend or discontinue the calculation or publication of the RICI-Metals Index making it difficult to determine the market value of the RICI-Metals Index and of your RICI-Metals ELEMENTS which, may in turn, adversely affect the market price of your RICI-Metals ELEMENTS.

3.              Concentrated Investment Risk — Because the Index Components are concentrated in commodities in general and in metals commodities in particular, your investment may carry risks similar to a concentrated securities investment in the metals sector.

4.              No Interest Payments — You will not receive any periodic interest payments on RICI-Metals ELEMENTS.

5.              Issuer Risk — Since RICI-Metals ELEMENTS are unsecured debt securities of SEK, the amount due on RICI-Metals ELEMENTS is dependent on SEK’s ability to pay.

6.              A Trading Market for RICI-Metals ELEMENTS May Not Develop — Although RICI-Metals ELEMENTS are listed on a U.S. securities exchange, a trading market may not develop. The issuer is not required to maintain any listing of RICI-Metals ELEMENTS on an exchange.

How do I get started?

Please speak with your broker or financial advisor to determine if RICI-Metals ELEMENTS is appropriate as part of an overall investment strategy that fits your goals, risk tolerance, investing style and time horizon. For more information about RICI-Metals ELEMENTS, visit www.ELEMENTSetn.com.

Registration Statement and Prospectus

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should carefully read the prospectus in that registration statement and other documents that the Issuer has filed with the SEC relating to such offering for more complete information about the Issuer and the offering of any securities. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or by visiting the ELEMENTS website at www.ELEMENTSetn.com. You may want to retrieve a copy of the prospectus relating to this offering at http://www.elementsetn.com/pdfs/ETN%20Prospectus-%20RICI%20M-%20SEK.pdf. Alternatively, the Issuer, any agent or any dealer participating in the particular offering will arrange to send you the prospectus and other documents relating to any such offering upon your calling toll-free 1-877-ETN-ADVICE (386-2384). You can also ask your broker or financial advisor to provide you with the prospectus and other documents.

NOT PRINCIPAL PROTECTED • NOT BANK GUARANTEED OR INSURED • MAY LOSE VALUE

1-877-ETN-ADVICE (386-2384) • www.ELEMENTSetn.com

ELEMENTS and ELEMENTS (design) are service marks of MLPF&S Inc.

Rogers International Commodity Index, RICI and Rogers International Commodity Index — Metals Total Return are trademarks and service marks of Beeland Interests, Inc., which is owned and controlled by James Beeland Rogers, Jr., and are used subject to license.

American Stock Exchange is a registered service mark of American Stock Exchange LLC.

© 2007 MLPF&S Inc.

Printed in the U.S.A. Member, Securities Investor Protection Corporation (SIPC).	Code ELEMENTS-RJZ